                                FORM 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 12a-16 OR 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934

                              MAY 10, 2001

                        COMMISSION FILE NO. 0-26498

                          NUR MACROPRINTERS LTD.
          (Exact name of Registrant as specified in its Charter)

                            Not Applicable
              (Translation of Registrant's name into English)

                       12 ABBA HILEL SILVER STREET
                                 LOD
                             71111 ISRAEL
                (Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F  X             Form 40-F
                      ---                      ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


               Yes                    No  X
                   ---                   ---

iF "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


     Attached hereto and incorporated by reference herein is a press release of the registrant dated May 10, 2001.

NUR MACROPRINTERS REPORTS FIRST QUARTER FINANCIAL RESULTS

QUARTERLY REVENUES INCREASED BY 47%

COMPANY ANNOUNCES STRATEGIC INITIATIVE TO CUT COSTS, ELIMINATE REDUNDANCIES, INCREASE PROFITABILITY AND POSITION THE COMPANY FOR FUTURE GROWTH

COMPANY ACQUIRES REMAINING 50% OF STILLACHEM S.A. INK MANUFACTURING OPERATION

Lod, Israel, May 10, 2001 -- NUR Macroprinters Ltd. (NASDAQ: NURM), a world-leading manufacturer of wide and superwide format digital printing systems and consumables, today announced the Company's first quarter 2001 financial results.

Revenues for the first quarter of 2001 increased 47% to $31.4 million, as compared with $21.5 million for the same quarter last year. Pro forma (1) gross profit increased 33% to $13.0 million, as compared with $9.8 million for the comparable period last year. Pro forma operating expenses increased 64% to $12.0 million in the first quarter of 2001 from $6.9 million in the first quarter of 2000. The Company concluded the first quarter of 2001 with break-even results, with a pro forma gain/loss of $0 million, as compared with a net income of $2.5 million for the comparable period last year. Pro forma earnings per share were $0 per share on a fully diluted basis, as compared with $0.18 per share for the comparable period last year. (The first quarter of 2001 results include intangible amortization of $0.7 million and interest expenses of approximately $0.6 million, both related to the Salsa Digital acquisition).

The pro forma financial results presented above exclude costs of $2.5 million related to the Company's previously announced restructuring and one-time inventory write-offs of approximately $4 million. The Company associates the inventory write-offs with more efficient product rationalization.

President and CEO Erez Shachar of NUR Macroprinters commented, "The current economic slowdown in the U.S. market has adversely affected our first quarter results. Our first quarter revenue growth of 47% was lower than the growth we had expected, the shortfall coming mainly from the North American market, and as a result our bottom line was hurt substantially.

"In response, we have undertaken a strategic initiative to better position the Company for future growth and to ensure profitability in the current uncertain business environment. We have already started to take proactive steps by implementing a series of cost saving measures, which will in effect streamline our operations and cut costs worldwide."

"We remain confident of the substantial opportunities that digital technologies deliver as replacements for wide format traditional printing methods, as witnessed by the strong demand for the newly announced NUR Fresco (TM) 3,200 and for our cost-effective NUR Salsa Ultima (TM) product models, which makes us confident for the long-term.

We also remain confident in NUR Macroprinters' leadership position in the digital printing marketplace."

RESULTS ON AN AS-REPORTED BASIS

On an as-reported basis, revenue for the first quarter of 2001 increased 47% to $31.4 million, as compared with $21.5 million for the same quarter last year. Gross profit decreased 8% to $9.0 million as compared with $9.8 million for the comparable period last year. After including restructuring costs of $2.5 million and one-time inventory write-offs of approximately $4 million, the Company's as-reported results for the first quarter of 2001 were a net loss of $6.5 million, or a basic and diluted loss of $0.45 per share, as compared with earnings of $0.18 per share for the comparable period last year on a fully diluted basis.

NUR ACQUIRES REMAINING 50% OF STILLACHEM S.A. OPERATION

NUR Macroprinters recently acquired ownership of the remaining 50% of its Stillachem S.A. ink manufacturing operations from Indris International N.V. Terms of the acquisition are not disclosed. Since the consistency, quality and breadth of consumables available are so important to both the performance of superwide and wide format digital printers and to customers' satisfaction, NUR has invested directly in building the consumables side of its business as an asset it can offer its customers.

NUR is also consolidating and streamlining its ink development operations. The Company's ink R&D operations (now located in Israel, Belgium and San Antonio,
TX) will be consolidated into a single facility at its wholly owned subsidiary, Stillachem, in Charleroi, Belgium.

STRATEGIC INITIATIVE AFFECTS OPERATIONAL EFFICIENCIES WORLDWIDE

As announced on May 2, 2001, the Company has already undertaken the first steps in its overall plan to improve operational efficiency with the consolidation of its U.S. operations into a single facility in San Antonio, Texas. Today, both NUR America and NUR Engineering USA (also known as Salsa Digital Printers Ltd.) are operating side by side, sharing administrative and other resources.

In addition, the Company has appointed Rick Clarke, a seasoned executive with strengths in sales, marketing and engineering to lead its reorganized NUR America operation as President. Clarke, who was formerly Executive Vice President of Salsa Digital, Ltd., replaces Shlomo Sagiv at NUR America.

In addition, NUR is consolidating administrative and operational resources at its NUR Europe and NUR Media Solutions subsidiaries, both located in Louvaine-la-Neuve, Belgium.

The above mentioned cost-cutting measures and consolidation of facilities and operations has resulted in some staff reductions at various locations, primarily at NUR America and NUR Macroprinters' corporate headquarters in Lod, Israel. Approximately 70 staff positions have been eliminated worldwide, representing approximately 14% of the total workforce. "During the first quarter of 2001, we have been able to reduce SG&A expenses to $8.2 million as compared with $10.3 million in the fourth quarter of 2000. The strategic cost-saving and consolidation initiative we have underway is expected to result in additional savings to the Company of approximately $4 million over the next twelve months," says Hilel Kremer, CFO and VP Finance at NUR Macroprinters.

He adds, "In addition to cutting costs within the organization, we are likewise focused on fortifying the Company's global infrastructure in order to secure our leadership position in the market, provide superior service to our customers and strengthen our sales efforts in the North American market in particular."

"We remain confident that our strategy of taking well planned actions now -- making this series of proactive, appropriate changes -- will serve us well during the coming months," adds Mr. Shachar.

NUR Macroprinters cordially invites you to participate in our interactive conference call today, May 10, 2001, at 9:00 AM ET.

If you wish to participate, please call the conference center approximately 5-10 minutes prior to conference time. The dial-in number is 719-457-2617. For your convenience, an instant replay will be available today, May 10, 2001 at 12:00 PM ET until May 18, 2001 at 8:00 PM ET. The replay telephone number is 719-457-0820; the replay code is 770245.
A live broadcast of the conference call will also be available online at www.nur.com/investors, on May 10, 2001, beginning at 9:00 AM ET. Please go to the Web site at least 15 minutes before the broadcast to register in order to download and install any necessary audio software.

ABOUT NUR MACROPRINTERS LTD.

NUR Macroprinters is a global market leader in wide and superwide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR's comprehensive line of digital printers and consumables addresses the complete range of wide and superwide format digital printing requirements. NUR's fully digital printing solutions help customers in more than 50 countries worldwide deliver the high quality and fast turnaround they need to meet their customers' wide ranging printing requirements. More information about NUR is available at WWW.NUR.COM.

CERTAIN STATEMENTS MADE HEREIN THAT USE THE WORDS "ESTIMATE," "PROJECT," "INTEND," "EXPECT," "BELIEVE" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN

RISKS AND UNCERTAINTIES WHICH COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF NUR MACROPRINTERS LTD. TO BE MATERIALLY DIFFERENT FROM THOSE WHICH MAY BE EXPRESSED OR IMPLIED BY SUCH STATEMENTS, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS AND SPECIFICALLY, DECLINE IN DEMAND FOR NUR MACROPRINTERS LTD.'S PRODUCTS, INABILITY TO TIMELY DEVELOP AND INTRODUCE NEW TECHNOLOGIES, PRODUCTS AND APPLICATIONS AND LOSS OF MARKET SHARE AND PRESSURE ON PRICES RESULTING FROM COMPETITION. FOR ADDITIONAL INFORMATION REGARDING THESE AND OTHER RISKS AND UNCERTAINTIES ASSOCIATED WITH THE COMPANY'S BUSINESS, REFERENCE IS MADE TO NUR MACROPRINTERS LTD.'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                      # # #


     (1) The pro forma results for the first quarter of 2001 exclude restructuring costs of $2.5 million and one-time inventory write-offs of approximately $4 million.

NUR MACROPRINTERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. $ IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                                   Three months ended
                                                                         3/31/2001      3/31/2001      3/31/2000
                                                                        ------------   ------------   ------------   Percent
                                                                        As reported     Pro forma (*) As reported     Change (**)
                                                                        ------------   ------------   ------------   -------
Revenues
  Sales of printers and related products                                $     31,443   $     31,443   $     21,469     46.46%

                                                                        ------------   ------------   ------------   -------
                                                                              31,443         31,443         21,469     46.46%
                                                                        ------------   ------------   ------------   -------
Cost of revenues
  Cost of sales of printers and related products                              18,419         18,419         11,674     57.78%
  One time inventory write-offs                                                3,989              0              0
                                                                        ------------   ------------   ------------   -------
                                                                              22,408         18,419         11,674     57.78%
                                                                        ------------   ------------   ------------   -------

Gross profit                                                                   9,035         13,024          9,795     32.97%
                                                                        ------------   ------------   ------------   -------
                                                                               28.73%         41.42%         45.62%
Research & Development expenses                                                3,078          3,078          2,197     40.10%
Less-Grants                                                                        0              0           (214)  -100.00%
                                                                        ------------   ------------   ------------   -------
Research & Development expenses, net                                           3,078          3,078          1,983     55.22%

Selling expenses, net                                                          4,647          4,647          2,904     60.02%
General and administrative expenses                                            3,544          3,544          2,019     75.53%
Amortization of goodwill and other intangible assets                             726            726              0    100.00%

Restructuring costs                                                            2,543              0              0      0.00%
                                                                        ------------   ------------   ------------   -------
                                                                              11,460          8,917          4,923     81.13%

Operating income (loss)                                                       (5,503)         1,029          2,889    -64.38%

Financial expenses net                                                        (1,013)        (1,013)          (253)   300.40%
Other income net                                                                   0              0              1   -100.00%
                                                                        ------------   ------------   ------------   -------

Income (loss) before taxes on income and equity losses                        (6,516)            16          2,637    -99.39%

Taxes on income                                                                    0              0           (278)  -100.00%
Equity in profits (losses) of affiliates, net of taxes                           (59)           (59)           186   -131.72%

                                                                        ------------   ------------   ------------   -------


Net income (loss) for the period                                        $     (6,575)  $        (43)  $      2,545   -101.69%
                                                                        ============   ============   ============   =======
                                                                              -20.91%         -0.14%         11.85%  -101.15%


Earning (loss) per share                                                $      (0.45)  $      (0.00)  $       0.21   -101.38%
                                                                        ============   ============   ============   =======
Diluted earnings (loss) per share                                       $      (0.45)  $      (0.00)  $       0.18   -101.63%
                                                                        ============   ============   ============   =======
Weighted average number of shares
  outstanding during the period                                           14,562,674     14,562,674     11,895,573
                                                                        ============   ============   ============
Weighted average number of shares outstanding
  during the period used for diluted
  earnings (loss per share                                                14,562,674     14,562,674     14,072,113
                                                                        ============   ============   ============



(*) Excluding one time inventory write-offs of approximately $4 million and $2.5 million of restructuring costs
(**) As compared with pro forma information

NUR MACROPRINTERS LTD.
CONDENSED BALANCE SHEETS, US$ IN THOUSANDS

                                             March 31,   December 31,  Percent
                                               2001         2000        Change
                                             ---------  ------------  ----------
CURRENT ASSETS :
   Cash and cash equivalents                 $  13,995     $  19,219       -27%
   Accounts receivable - trade                  38,586        43,126       -11%
   Other receivables and prepaid expenses        7,184         6,469        11%
   Inventories                                  22,508        23,547        -4%
                                             ---------  ------------  ----------

TOTAL CURRENT ASSETS                            82,273       92,361       -11%
                                             ---------  ------------  ----------

INVESTMENTS AND OTHER NON-CURRENT ASSETS
Long-term accounts receivables - trade           3,188         2,387        34%
Investments and other non-current assets         1,271         1,443       -12%
Severance pay funds                                698           696         0%
                                             ---------  ------------  ----------
                                                 5,157         4,526        14%
                                             ---------  ------------  ----------

PROPERTY AND EQUIPMENT, NET                      9,278         7,046        32%

OTHER ASSETS, NET                               15,266        15,994        -5%
                                             ---------  ------------  ----------

Total assets                                   111,974       119,927        -7%
                                             =========  ============  ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES :
Short - term bank credit                           252           667       -62%
Current maturities of long - term loans          1,123           864        30%
Trade payables                                  17,607        20,222       -13%
Accrued expenses and other liabilities          15,951        13,423        19%
Advances from customers                          1,635         1,999       -18%
                                             ---------  ------------  ----------
TOTAL CURRENT LIABILITIES                       36,568        37,175        -2%
                                             ---------  ------------  ----------
LONG -TERM LIABILITIES :
Long - Term loans                               33,278        33,847        -2%
Accrued severance pay                            1,020           980         4%
                                             ---------  ------------  ----------
                                                34,298        34,827        -2%
                                             ---------  ------------  ----------

SHAREHOLDERS' EQUITY :
Share capital                                    3,635         3,618         0%
Capital surplus                                 39,230        39,057         0%
Cumulative translation adjustment               (1,010)         (578)       75%
Accumulated Earnings (Deficit)                    (747)        5,828      -113%
                                             ---------  ------------  ----------
TOTAL SHAREHOLDERS' EQUITY                      41,108        47,925       -14%
                                             ---------  ------------  ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     111,974       119,927        -7%
                                             =========  ============  ==========

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           NUR MACROPRINTERS LTD.


May 10, 2001                               By: /s/ Erez Shachar
                                               --------------------------
                                               Erez Shachar
                                               Chief Executive Officer